UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(§240.13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 3

MARLBOROUGH SOFTWARE DEVELOPMENT HOLDINGS, INC.

(Name of the Issuer)

MARLBOROUGH SOFTWARE DEVELOPMENT HOLDINGS, INC.

PAGEFLEX ACQUISITIONS, INC.

EINAV HI-TEC ASSETS LTD.

AMOS KAMINSKI

PINHAS ROMIK

JAMES P. DORE

ELLY PERETS

COSTAS KITSOS

RONI A. EINAV

ROI SOFTWARE DISTRIBUTION LTD.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE US$0.01 PER SHARE

(Title of Class of Securities)

571038108

(CUSIP Number of Class of Securities)

Marlborough Software Development Holdings, Inc. 500 Nickerson Road Marlborough, MA 01752-4695 +1-617-520-8400	Pageflex Acquisitions, Inc. 500 Nickerson Road Marlborough, MA 01752 +1-617-520-8400

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

COPIES TO:

Gregory L. White, Esq. Seyfarth Shaw LLP World Trade Center East Two Seaport Lane, Suite 300 Boston, MA 02210-2028 +1-617-946-4853	Janet Levy-Pahima, Adv. Herzog, Fox & Neeman Asia House 4 Weizmann Street Tel Aviv, Israel 6423904 +972-3-692-2020

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
US$982,946.42	US$134.07

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding common stock, par value US$0.01 per share (“Common Stock”), of Marlborough Software Development Holdings, Inc., a corporation organized under the laws of the State of Delaware (“MSDH” or the “Company”), other than Common Stock owned by Pageflex Acquisitions, Inc., a corporation organized under the laws of the State of Delaware (“Merger SPV”), or MSDH and any of their respective subsidiaries, at a purchase price of US$0.091 per share of Common Stock, without interest and subject to any applicable withholding tax. As of August 20, 2013, there were 10,801,609 Common Stock outstanding, none of which are owned by Merger SPV, MSDH or any of their respective subsidiaries. As a result, this calculation assumes the purchase of 10,801,609 Common Stock at US$0.091 per share (the “Merger Consideration”). The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2013 issued by the Securities and Exchange Commission on August 31, 2012, by multiplying 0.0001364 by the Merger Consideration. The filing fee was paid with the initial filing of this Schedule 13E-3 on September 13, 2013.

☒	Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $134.07

Form or Registration No.: Schedule 13E-3 - Rule 13e-3 Transaction Statement

Filing Party: Marlborough Software Development Holdings, Inc.

Date Filed: September 13, 2013

INTRODUCTION

This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule”) is being filed by Marlborough Software Development Holdings, Inc., a corporation organized under the laws of the State of Delaware (“MSDH” or the “Company”), Pageflex Acquisitions, Inc., a corporation organized under the laws of the State of Delaware (“Merger SPV”), Einav Hi-Tec Assets Ltd., Mr. Amos Kaminski, Mr. Pinhas Romik, Mr. James P. Dore, Mr. Elly Perets, Mr. Costas Kitsos, Mr. Roni A. Einav and ROI Software Distribution Ltd. (collectively, the “Filing Persons”).

This Schedule relates to the Agreement and Plan of Merger, dated as of August 20, 2013 (the “Merger Agreement”), by and between MSDH and Merger SPV. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger SPV will be merged with and into MSDH (the “Merger”), and each share of outstanding common stock, par value US$0.01 per share (“Common Stock”) (other than Common Stock held by MSDH, Merger SPV or any of their respective subsidiaries) will be converted into the right to receive US$0.091 in cash, without interest and subject to any applicable withholding taxes. The aggregate merger consideration and the balance of Merger SPV’s fees and expenses related to the Merger will be funded by Merger SPV’s sale of stock to its stockholders or other investors. The Merger Agreement contains customary representations, warranties and covenants of MSDH and Merger SPV. The closing of the merger is subject to closing conditions, including the adoption and approval of the Merger Agreement by: (i) holders of at least a majority of the voting power of outstanding shares of Common Stock and 6.5% Series A Redeemable Preferred Stock (the “Series A Preferred Stock”) of the Company, voting as a single class; and (ii) holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting as a separate class. In connection with the execution of the Merger Agreement, the holders of the Series A Preferred Stock, who collectively own approximately 24.50% of the voting power of MSDH’s capital stock as of the record date (including any shares of Common Stock owned by such holders), entered into voting agreements agreeing to vote in favor of the adoption of the Merger Agreement.

MSDH will mail a proxy statement (the “Proxy Statement”) relating to the special general meeting of MSDH stockholders at which the stockholders of MSDH will consider and vote upon a proposal to approve and adopt the terms of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(3)(i) and a copy of the Merger Agreement is incorporated by reference to Annex A to the Proxy Statement. All references in this Schedule to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Securities Exchange Act of 1934, as amended.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the Items of Schedule 13E-3. The information contained in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. Capitalized terms used but not defined in this Schedule shall have the meanings given to them in the Proxy Statement.

Item 1.	Summary Term Sheet

Regulation M-A Item 1001

The information set forth under the captions “Summary Term Sheet” and “Questions and Answers about the Special Meeting and the Merger” in the Proxy Statement is incorporated herein by reference.

Item 2.	Subject Company Information

Regulation M-A Item 1002

(a)	Name and Address. The principal executive office of the subject company, Marlborough Software Development Holdings, Inc., is 500 Nickerson Road, Marlborough, Massachusetts 01752-4695, and its telephone number is +1-617-520-8400.

(b)	Securities. The exact title of the subject class of equity securities is common stock, with par value US$0.01 per share. As of October 10, 2013, there were 10,801,609 shares of the subject class of equity securities outstanding.

(c)	Trading Market and Price. The information set forth under the caption “Market Price of MSDH Common Stock” in the Proxy Statement is incorporated herein by reference.

(d)	Dividends. The information set forth under the caption “Market Price of MSDH Common Stock” in the Proxy Statement is incorporated herein by reference.

(e)	Prior Public Offerings. Not applicable.

(f)	Prior Stock Purchases. The following sets forth all of the grants of options and/or Common Stock by MSDH to its executive officers and directors since the inception of MSDH (July 18, 2011). On March 14, 2012, Bitstream, Inc., the then-parent of MSDH, distributed shares of Common Stock to its stockholders on a pro rata basis and issued options to purchase Common Stock to persons then holding options to purchase Class A Common Stock of Bitstream, Inc. Such distribution and option issuance is referred to herein as the “Spin-Off”.

In connection with the Spin-Off, Amos Kaminski, a director of MSDH, received 393,300 shares of Common Stock, and the following options:

# of shares	Exercise Price	Expiration Date
10,000	$0.4577	09/29/14
10,000	$1.2651	08/03/16
30,000	$0.6700	09/10/22

On September 10, 2012, MSDH granted Jonathan Kagan, a director of MSDH, an option to purchase 30,000 shares of Common Stock at an exercise price of $.67 per share, which option expires on September 10, 2022.

On September 10, 2012, MSDH granted Melvin Keating, a director of MSDH, an option to purchase 30,000 shares of Common Stock at an exercise price of $.67 per share, which option expires on September 10, 2022.

On September 10, 2012, MSDH granted Raul Martynek, a director of MSDH, an option to purchase 35,000 shares of Common Stock at an exercise price of $.67 per share, which option expires on September 10, 2022.

On September 10, 2012, MSDH granted Pinhas Romik, the President and Chief Executive Officer of MSDH, an option to purchase 150,000 shares of Common Stock at an exercise price of $.67 per share, which option expires on September 10, 2022.

In connection with the Spin-Off, Costas Kitsos, the Vice President, Engineering of MSDH, received 28,300 shares of Common Stock, and the following options:

# of shares	Exercise Price	Expiration Date
25,000	$0.4520	08/02/14
25,000	$1.2651	08/03/16
20,000	$2.3084	05/24/17
15,000	$1.7483	05/20/18
15,000	$1.5323	08/19/19
15,000	$1.9758	08/12/20

On September 10, 2012, MSDH granted Mr. Kitsos an option to purchase 79,200 shares of Common Stock at an exercise price of $.67 per share, which option expires on September 10, 2022.

In connection with the Spin-Off, James Dore, the Vice President, Engineering of MSDH, received 25,000 shares of Common Stock, and the following options:

# of shares	Exercise Price	Expiration Date
25,000	$0.4520	08/02/14
30,000	$0.6649	02/07/15
25,000	$1.2651	08/03/16
20,000	$2.3084	05/24/17
15,000	$1.7483	05/20/18
15,000	$1.5323	08/19/19
15,000	$1.9758	08/12/20

On September 10, 2012, MSDH granted Mr. Dore an option to purchase 79,200 shares of MSDH common stock at an exercise price of $.67 per share, which option expires on September 10, 2022.

On September 10, 2012, MSDH granted Elly Perets, the Vice President of Sales and Marketing of MSDH, an option to purchase 79,200 shares of MSDH common stock at an exercise price of $.67 per share, which option expires on September 10, 2022.

Each of the options granted on September 10, 2012 vests in 4 equal annual installments with the first installment having vested on September 10, 2013. The remainder of the options listed above are fully vested.

On October 10, 2012, the Company sold 298,507 shares of Series A Preferred Stock and warrants to purchase up to 1,492,535 shares of the Company’s Common Stock to each of Amos Kaminski and Altshuler Shaham Provident Funds and Pension Ltd. The securities were sold at a price of $3.35 per unit, with each unit consisting of one (1) share of Series A Preferred Stock and a warrant to purchase five (5) shares of the Company’s Common Stock, resulting in an aggregate purchase price to each investor of $999,998.45. No other Filing Persons have effected transactions in the capital stock of MSDH in the period commencing two years prior to the date of this Schedule.

Item 3.	Identity and Background of Filing Person(s)

Regulation M-A Item 1003

(a) – (b)	Name and Address; Business and Background of Entities. The information set forth under the captions “Summary Term Sheet—The Parties to the Merger”, “The Parties to the Merger” and “Directors and Executive Officers of MSDH and Merger SPV” in the Proxy Statement is incorporated herein by reference.

(c)	Business and Background of Natural Persons. The information set forth under the caption “Directors and Executive Officers of MSDH and Merger SPV” in the Proxy Statement is incorporated herein by reference.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a)(1)	Not applicable.

(a)(2)	Material Terms. The information set forth under the captions “Summary Term Sheet—Purpose of the Stockholders’ Vote”, “Summary Term Sheet—The Parties to the Merger”, “Summary Term Sheet—The Merger Agreement and Merger Consideration”, “Summary Term Sheet—Important Considerations”, “Summary Term Sheet—No Solicitation of Other Offers”, “Summary Term Sheet—Conditions to Completion of the Merger”, “Summary Term Sheet—Termination of the Merger Agreement”, “Summary Term Sheet—Fees and Expenses”, “Summary Term Sheet—Material United States Federal Income Tax Consequences of the Merger”, “Summary Term Sheet—Appraisal Rights”, “Summary Term Sheet—Deregistration of MSDH Common Stock”, “Summary Term Sheet—Market Price of MSDH Common Stock”, “Summary Term Sheet—The Special Meeting”, “Summary Term Sheet—Voting and Proxies”, “Summary Term Sheet—Revocability of Proxy”, “Summary Term Sheet—Transfer or Sale of Shares”, “Summary Term Sheet—Solicitation of Proxies; Costs”, “Summary Term Sheet—Common Stock Ownership of Directors and Executive Officers”, “Summary Term Sheet—Additional Information”, “Special Factors—Background of the Merger”, “Special Factors— Reasons for the Merger; Fairness of the Merger; Recommendations of the Strategic Committee and Our Board of Directors”, “Special Factors—Certain Effects of the Merger”, “Special Factors—Purpose and Reasons of Merger SPV for the Merger”, “Special Factors—Position of Merger SPV Group as to the Merger”, “Special Factors—Plans for the Company after the Merger”, “Special Factors—Effect on the Company’s Business if the Merger is Not Completed”, “Special Factors—Treatment of Common Stock”, “Special Factors—Deregistration of MSDH Common Stock”, “Special Factors—Interests of Our Directors and Executive Officers in the Merger”, “Special Factors—Fees and Expenses”, “Special Factors—Right of Appraisal”, “Special Factors—Material United States Federal Income Tax Consequences”, “Special Factors—Regulatory Approval”, “The Parties to the Merger” and “The Special Meeting of Stockholders” in the Proxy Statement is incorporated herein by reference.

(b)	Purchases. Not applicable.

(c)	Different Terms. The information set forth under the captions “Summary Term Sheet—Parties to the Merger”, “Questions and Answers about the Special Meeting and the Merger”, “Special Factors—Interests of Our Directors and Executive Officers in the Merger” and “Proposal No. 1: The Merger Agreement—Consideration to be Received Pursuant to the Merger; Treatment of Equity Awards” in the Proxy Statement is incorporated herein by reference.

(d)	Appraisal Rights. The information set forth under the captions “Summary Term Sheet—Appraisal Rights”, “Questions and Answers about the Special Meeting and the Merger” and “Special Factors—Right of Appraisal” and “Appraisal Rights” in the Proxy Statement is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders. Not applicable.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)	Transactions. The information set forth under the captions “Special Factors—Background of the Merger”, “Special Factors—Certain Effects of the Merger” and “Special Factors— Interests of Our Directors and Executive Officers in the Merger is incorporated herein by reference. The information set forth under the caption “Item 11-Executive Compensation” in MSDH’s Annual Report on Form 10-K for the year ended December 31, 2012, which is attached as Annex D to the Proxy Statement, is incorporated herein by reference.

(b)—(c)	Significant Corporate Events; Negotiations or Contracts. The information set forth under the captions “Special Factors—Background of the Merger”, “Special Factors— Reasons for the Merger; Fairness of the Merger; Recommendations of the Strategic Committee and Our Board of Directors”, “Special Factors—Certain Effects of the Merger”, “Special Factors—Purpose and Reasons of Merger SPV for the Merger”, “Special Factors— Position of Merger SPV Group as to the Merger” “Special Factors—Plans for the Company after the Merger”, “Special Factors—Interests of Our Directors and Executive Officers in the Merger”, “Proposal No. 1: The Merger Agreement—General; the Merger and “Annex A: Agreement and Plan of Merger” in the Proxy Statement and the is incorporated herein by reference. The information set forth under the caption “Item 5-Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” in MSDH’s Annual Report on Form 10-K for the year ended December 31, 2012, which is attached as Annex D to the Proxy Statement, is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities. Merger SPV has entered into agreements with each of the holders of the Series A Preferred Stock, namely Amos Kaminski and Altshuler Shaham Provident Funds and Pension Ltd (the “Preferred Holders”), pursuant to which the Preferred Holders have agreed that (A) the Merger will not trigger a “Liquidation Event” under the terms of the Series A Preferred Stock; and (B) after the closing of the Merger (i) the terms of the Series A Preferred Stock will be amended such that dividends shall be due on an annual basis, payable following the end of each calendar year (rather than at the end of the five (5) year period), provided that such dividends will be capped at an aggregate amount of 15% of profits from such calendar year, and provided that a deficit in distribution of dividends in any given year will be carried forward to subsequent years until fully paid; and (ii) the warrants held by each Preferred Holder to purchase 1,492,535 shares of Common Stock at an exercise price of $0.67 per share of Common Stock (the “Warrants”), will be amended such that the Warrants held by each Preferred Holder shall be in respect of 3,999,994 shares of Common Stock of the surviving corporation at an exercise price of $0.25 per share of Common Stock. In the case that the Merger is not completed, the abovementioned agreements shall no longer be relevant.

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a)	Purposes. The information set forth under the captions “Summary Term Sheet—Purposes of the Stockholders’ Vote”, “Questions and Answers about the Special Meeting and the Merger”, “Special Factors— Reasons for the Merger; Fairness of the Merger; Recommendations of the Strategic Committee and Our Board of Directors”, “Special Factors—Certain Effects of the Merger”, “Special Factors—Purpose and Reasons of Merger SPV for the Merger”, “Special Factors—Plans for the Company after the Merger” and “Special Factors—Deregistration of MSDH Common Stock” in the Proxy Statement is incorporated herein by reference.

(b)	Use of Securities Acquired. Not Applicable.

(c)(1)-(8)	Plans. The information set forth under the captions “Summary Term Sheet—The Merger Agreement”, “Questions and Answers about the Special Meeting and the Merger”, “Special Factors—Certain Effects of the Merger”, “Special Factors—Purpose and Reasons of Merger SPV for the Merger”, “Special Factors—Plans for the Company after the Merger”, “Special Factors—Deregistration of MSDH Common Stock” and “Proposal No. 1-The Merger” in the Proxy Statement is incorporated herein by reference.

With respect to Item (c)(3) of this Schedule, Merger SPV has entered into agreements with each of the Preferred Holders pursuant to which, inter alia, after the closing of the Merger dividends shall be due in respect of the Series A Preferred Stock on an annual basis, payable following the end of each calendar year (rather than at the end of the five (5) year period), provided that such dividends do not exceed an aggregate amount of 15% of profits from such calendar year, and provided that a deficit in distribution of dividends in any given year will be carried forward to subsequent years until fully paid. In the case that the Merger is not completed, the abovementioned agreements shall no longer be relevant.

(d)	Subject company negotiations. Not Applicable.

Item 7.	Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a)	Purposes. The information set forth under the captions “Summary Term Sheet—Purposes of the Stockholders’ Vote”, “Questions and Answers about the Special Meeting and the Merger”, “Special Factors— Reasons for the Merger; Fairness of the Merger; Recommendations of the Strategic Committee and Our Board of Directors”, “Special Factors—Certain Effects of the Merger”, “Special Factors—Purpose and Reasons of Merger SPV for the Merger”, “Special Factors—Plans for the Company after the Merger” and “Special Factors—Deregistration of MSDH Common Stock” in the Proxy Statement is incorporated herein by reference.

(b)—(c)	Alternatives; Reasons. The information set forth under the captions “Summary Term Sheet—Important Considerations”, “Summary Term Sheet—No Solicitation of Other Offers”, “Questions and Answers about the Special Meeting and the Merger”, “Special Factors—Background of the Merger”, “Special Factors— Reasons for the Merger; Fairness of the Merger; Recommendations of the Strategic Committee and Our Board of Directors”, “Special Factors—Certain Effects of the Merger”, “Special Factors—Purpose and Reasons of Merger SPV for the Merger”, “Special Factors—Plans for the Company after the Merger”, “Special Factors—Effect on the Company’s Business if the Merger is Not Completed”, and “Special Factors—Deregistration of MSDH Common Stock” in the Proxy Statement is incorporated herein by reference.

(d)	Effects. The information set forth under the captions “Summary Term Sheet—Purpose of the Stockholders’ Vote”, “Summary Term Sheet—The Parties to the Merger”, “Summary Term Sheet—The Merger Agreement and Merger Consideration”, “Summary Term Sheet—Important Considerations”, “Summary Term Sheet—Material United States Federal Income Tax Consequences of the Merger”, “Summary Term Sheet—Deregistration of MSDH Common Stock”, “Summary Term Sheet—Transfer or Sale of Shares”, “Summary Term Sheet—Solicitation of Proxies; Costs”, “Special Factors—Background of the Merger”, “Special Factors— Reasons for the Merger; Fairness of the Merger; Recommendations of the Strategic Committee and Our Board of Directors”, “Special Factors—Certain Effects of the Merger”, “Special Factors—Purpose and Reasons of Merger SPV for the Merger”, “Special Factors—Position of Merger SPV Group as to the Merger”, “Special Factors—Plans for the Company after the Merger”, “Special Factors—Effect on the Company’s Business if the Merger is Not Completed”, “Special Factors—Treatment of Common Stock”, “Special Factors—Deregistration of MSDH Common Stock”, “Special Factors—Interests of Our Directors and Executive Officers in the Merger”, “Special Factors—Fees and Expenses”, “Special Factors—Right of Appraisal”, “Special Factors—Material United States Federal Income Tax Consequences”, “Special Factors—Regulatory Approval”, “The Parties to the Merger” and “The Special Meeting of Stockholders” in the Proxy Statement is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

Regulation M-A Item 1014

(a)—(e)	Fairness; Factors Considered in Determining Fairness; Approval of Security Holders; Unaffiliated Representative; Approval of Directors. The information set forth under the captions “Summary Term Sheet—The Merger Agreement and Merger Consideration”, “Summary Term Sheet—Important Considerations”, “Summary Term Sheet—Market Price of MSDH Common Stock”, “Summary Term Sheet—The Special Meeting”, “Questions and Answers about the Special Meeting and the Merger”, “Cautionary Statement Regarding Forward-Looking Information”, “Special Factors—Background of the Merger”, “Special Factors— Reasons for the Merger; Fairness of the Merger; Recommendations of the Strategic Committee and Our Board of Directors”, “Special Factors—Certain Effects of the Merger”, “Special Factors—Purpose and Reasons of Merger SPV for the Merger”, “Special Factors—Position of Merger SPV Group as to the Merger”, “Special Factors—Plans for the Company after the Merger”, “Special Factors—Effect on the Company’s Business if the Merger is Not Completed”, The Special Meeting of Stockholders-Our Board’s Recommendation”, “The Special Meeting of Stockholders-Vote Required for Approval”, “Market Price of MSDH Common Stock”, “Summarized Financial Information”, “Consolidated Balance Sheets” and “Consolidated Statements of Operations” in the Proxy Statement is incorporated herein by reference.

(f)	Other Offers. The information set forth under the caption “Special Factors—Background of the Merger” in the Proxy Statement is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations.

Regulation M-A Item 1015

(a)	Report, Opinion or Appraisal. The information set forth under the caption “Special Factors-Background of the Merger” in the Proxy Statement is incorporated herein by reference. The information under this caption discloses certain oral discussions between Groton Securities and the Company’s Strategic Committee as well as certain advice provided to the Company’s Strategic Committee by Groton Securities.

(b)	Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c)	Availability of Documents. Not applicable.

Item 10.	Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(a)	Source of Funds. The information set forth under the captions “Special Factors—Background of the Merger” and “Proposal No. 1: The Merger Agreement— Payment for MSDH Common Stock in the Merger” in the Proxy Statement is incorporated herein by reference. As noted in the Introduction hereto, the aggregate merger consideration and the balance of Merger SPV’s fees and expenses related to the Merger will be funded by Merger SPV’s sale of its stock to its stockholders or other investors.

(b)	Conditions. None.

(c)	Expenses. The information set forth under the captions “Summary Term Sheet—Fees and Expenses” and “Special Factors—Fees and Expenses” in the Proxy Statement is incorporated herein by reference.

(d)	Borrowed Funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a)-(b)

Securities Ownership; Securities Transactions. The information set forth under the captions “Summary Term Sheet—The Parties to the Merger”, “Summary Term Sheet—Important Considerations”, “Summary Term Sheet—The Special Meeting”, “Summary Term Sheet—Common Stock Ownership of Directors and Executive Officers”, “Questions and Answers about the Special Meeting and the Merger”, “Special Factors—Background of the

Merger”, “Special Factors— Reasons for the Merger; Fairness of the Merger; Recommendations of the Strategic Committee and Our Board of Directors”, “Special Factors—Certain Effects of the Merger”, “Special Factors—Interests of Our Directors and Executive Officers in the Merger”, “The Parties to the Merger”, “The Special Meeting of Stockholders—Vote Required for Approval”, “The Special Meeting of Stockholders—Common Stock Ownership of Directors and Executive Officers”, “Proposal No. 2: Proposal for Adjournment or Postponement of the Special Meeting” and “Security Ownership of Certain Beneficial Owners and Management” in the Proxy Statement is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation.

Regulation M-A Item 1012

(d)-(e)	Intent to Tender or Vote in a Going-Private Transaction; Recommendation of Others. The information set forth under the captions “Summary Term Sheet—Important Considerations”, “Summary Term Sheet—The Special Meeting”, “Questions and Answers about the Special Meeting and the Merger”, “Special Factors—Background of the Merger”, “Special Factors— Reasons for the Merger; Fairness of the Merger; Recommendations of the Strategic Committee and Our Board of Directors” and “The Special Meeting of Stockholders—Vote Required for Approval” in the Proxy Statement is incorporated herein by reference.

Item 13. Financial Information.

Regulation M-A Item 1010

(a)	Financial Information. The information set forth under the captions “Summarized Financial Information” and “Where can you find more information” in the Proxy Statement is incorporated herein by reference.

The audited financial statements set forth in Item 15 of the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012 and the unaudited financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013 are incorporated herein by reference.

The book value per share as of June 30, 2013 is set forth in the Proxy Statement under the caption “Summarized Financial Information” and is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth under the captions “Summary Term Sheet—Solicitation of Proxies; Costs”, “Questions and Answers about the Special Meeting and the Merger”, “The Special Meeting of Stockholders—Date, Time and Place of the Special Meeting” and “The Special Meeting of Stockholders—Persons Making the Solicitation” in the Proxy Statement is incorporated herein by reference.

Item 15. Additional Information.

Regulation M-A Item 1011

(b)	Golden Parachute Compensation. The information set forth under the captions “Special Factors-Interests of Our Directors and Executive Officers in the Merger” and “Security Ownership of Certain Beneficial Owners and Management” in the Proxy Statement is incorporated herein by reference.

(c)	Other Material Information. The information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by this reference.

Item 16.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(3)(i)	Preliminary Proxy Statement of Marlborough Software Development Holdings, Inc. (incorporated by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission)

(d)(i)	Agreement and Plan of Merger dated August 20, 2013, by and among MSDH and Merger SPV (included as Annex A of the Preliminary Proxy Statement filed herewith as Exhibit (a)(3)(i)).

(d)(ii)	Voting Agreement dated August 20, 2013 between MSDH, Merger SPV and Altshuler Shaham Provident Funds and Pension Ltd (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 20, 2013 and incorporated herein by reference).

(d)(iii)	Voting Agreement dated August 20, 2013 between MSDH, Merger SPV and Amos Kaminski (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 20, 2013 and incorporated herein by reference).

(d)(iv)	Letter agreement dated August 18, 2013 between MSDH, Merger SPV and Altshuler Shaham Provident Funds and Pension Ltd.

(d)(v)	Letter agreement dated August 18, 2013 between MSDH, Merger SPV and Amos Kaminski.

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2013

MARLBOROUGH SOFTWARE DEVELOPMENT HOLDINGS, INC.

By:	/s/ Pinhas Romik
Name: Title:	Pinhas Romik President and CEO

PAGEFLEX ACQUISITIONS, INC.

By:	/s/ Pinhas Romik
Name: Title:	Pinhas Romik President and CEO

EINAV HI-TEC ASSETS LTD.

By:	/s/ Roni A. Einav
Name: Title:	Roni A. Einav President

/s/ Amos Kaminski
AMOS KAMINSKI

/s/ Pinhas Romik
PINHAS ROMIK

/s/ James P. Dore
JAMES P. DORE

/s/ Elly Perets
ELLY PERETS

/s/ Costas Kistsos
COSTAS KITSOS

/s/ Roni A. Einav
RONI A. EINAV

ROI SOFTWARE DISTRIBUTION LTD.

By:	/s/ John Murphy
Name: Title:	John Murphy Director

Exhibit Index

Exhibit No.	Description

(a)(3)(i)	Preliminary Proxy Statement of Marlborough Software Development Holdings, Inc. (incorporated by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission)

(d)(i)	Agreement and Plan of Merger dated August 20, 2013, by and among MSDH and Merger SPV (included as Annex A of the Preliminary Proxy Statement filed herewith as Exhibit (a)(3)(i)).

(d)(ii)	Voting Agreement dated August 20, 2013 between MSDH, Merger SPV and Altshuler Shaham Provident Funds and Pension Ltd (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 20, 2013 and incorporated herein by reference).

(d)(iii)	Voting Agreement dated August 20, 2013 between MSDH, Merger SPV and Amos Kaminski (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 20, 2013 and incorporated herein by reference).

(d)(iv)	Letter agreement dated August 18, 2013 between MSDH, Merger SPV and Altshuler Shaham Provident Funds and Pension Ltd.

(d)(v)	Letter agreement dated August 18, 2013 between MSDH, Merger SPV and Amos Kaminski.